Exhibit 2.2
FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT
     This First Amendment to the Asset Purchase Agreement (this “Amendment”) is by and among Maxit Financial, LLC, a Washington limited liability company (“Seller”), Bradley E. Shain (the “Principal”) and Cash America, Inc. of Nevada, a Nevada corporation (“Purchaser,” and together with Seller and Principal, the “Parties”) and is dated September 29, 2010. All capitalized terms not defined herein, shall have the meanings ascribed in the Purchase Agreement (as defined below).
     WHEREAS, the Parties entered into that certain Asset Purchase Agreement (the “Purchase Agreement”) dated July 28, 2010; and
     WHEREAS, the Parties hereby desire to amend certain terms of the Purchase Agreement as further described herein.
     NOW, THEREFORE, in consideration of the mutual promises set forth herein and other valuable consideration, the sufficiency of which is hereby acknowledged, the Parties agree as follows:
     1. Section 4.6(e) is hereby amended in its entirety to provide as follows:
(e)	By Purchaser by delivering written termination notice to Seller at any time after October 4, 2010, but prior to the Closing Date if any condition set forth in Section 4.3 above is not at the time of such termination satisfied in the manner described in Section 4.3 (however, if the fulfillment of any such unsatisfied condition was reasonably within the control of Purchaser, such a termination will only be effective if prior to such termination Purchaser used commercially reasonable and good faith efforts to attempt to fulfill such unsatisfied condition); or
     2. Section 4.6(f) is hereby amended in its entirety to provide as follows:
(f)	By Seller by delivering written termination notice to Purchaser at any time after October 4, 2010, but prior to the Closing Date if any condition set forth in Section 4.2 above is not at the time of such termination satisfied in the manner described in Section 4.2 (however, if the fulfillment of any such unsatisfied condition was reasonably within the control of Seller or Principal, such a termination will only be effective if prior to such termination Seller and Principal used commercially reasonable and good faith efforts to attempt to fulfill such unsatisfied condition).
     3. Section 4.17.1(d) is hereby amended in its entirety to provide as follows:
(d)	For each $1.00 that the aggregate value of the merchandise inventory of all Shops combined is more than $6,000,000, the total Cash Consideration shall be adjusted upward by $1.00.

If the date of Inspection is earlier than the date of Closing, any adjustment in Cash Consideration under (a) through (d) shall be changed to give effect on a dollar-for-dollar basis to the difference as between the amounts calculated as of the date of Inspection and the amounts on the books of Seller as of the date of Closing; provided that if circumstances within the reasonable control of Seller delay Closing past October 4, 2010, then any adjustment shall only be given effect as of such date, and October 4, 2010 shall be deemed to be the Closing Date for such purpose. As an example, if Seller’s books reflect that the aggregate value of the merchandise inventory of all Shops combined as of the date of Inspection is $6,500,000 but Purchaser declares that the correct figure is $6,300,000, and the value of the merchandise inventory of all Shops combined as of Closing is on the books of Seller at $6,600,000, then the $200,000 difference as between $6,500,000 and $6,300,000 shall “carry forward” and result in an upward adjustment in Cash Consideration of only $400,000, rather than $600,000.

For purposes of clarification, “merchandise inventory” as used above shall also include merchandise for sale, buys that are in hold (typically for a rolling thirty day period) before they are moved into inventory, and aggregate purchase price of layaway items minus deposits.
     4. Section 9.4 is hereby amended in its entirety to provide as follows:
Commitments. The term “Commitments” means all Consumer Loans, all Consumer Loan Documents, all Leases and all other written or oral documents, agreements, contracts, commitments, letters of intent, leases, licenses, instruments, notes, binders and obligations that relate to the Assets or the Assumed Liabilities or that entitle Seller to receive, or require Seller to pay, $5,000 or more or that grant Seller rights, or impose obligations on Seller, that extend beyond October 3, 2010.
     5. Except as expressly modified by this Amendment, all other terms and conditions of the Purchase Agreement shall remain unchanged and in full force and effect.
     6. This Amendment and the rights and obligations of the Parties hereto shall be governed by and construed and enforced in accordance with the laws (but not the laws and rules governing conflicts of laws) of the State of Texas. Each Party irrevocably and unconditionally consents to submit to the jurisdiction of, and to resolve any action in, an Approved Jurisdiction. Each Party agrees (i) not to commence any action except in an Approved Jurisdiction, (ii) to waive any defenses as to personal jurisdiction in an Approved Jurisdiction, and (iii) that service of any process, summons, notice or document by U.S. registered or certified mail to each party’s respective address for notices set forth in this Amendment shall be effective service of process for any action brought against a party hereto in each Approved Jurisdiction. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action in an Approved Jurisdiction and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in such Approved Jurisdiction that any such action brought in such Approved Jurisdiction has been brought in an inconvenient forum.

     7. If any provision of this Amendment is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Amendment shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Amendment a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.
     8. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Any signature on this Amendment may be a facsimile or electronically delivered signature and all Parties agree that any signature delivered by facsimile or electronically shall be treated as an original signature to any such document.
[Signature page follows.]

     IN WITNESS WHEREOF, the Parties hereto have duly executed this Amendment as of the date set forth above.

PURCHASER:		SELLER:

CASH AMERICA, INC. OF NEVADA, a		MAXIT FINANCIAL, LLC, a Washington
Nevada corporation		limited liability company

By:	/s/ Thomas A. Bessant, Jr.	By:	/s/ Bradley E. Shain
	Thomas A. Bessant, Jr., Executive Vice President		Bradley E. Shain, Manager

		By:	/s/ Stanley L. Baty
Stanley L. Baty, Manager

PRINCIPAL:

/s/ Bradley E. Shain
BRADLEY E. SHAIN